Exhibit 3.2


                               CHAPMAN AND CUTLER
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603


                                 August 2, 2001

Van Kampen Funds Inc.
1 Parkview Plaza
Oakbrook Terrace, Illinois  60181-5555

The Bank of New York
Unit Investment Trust Division
101 Barclay Street
New York, New York 10286


     Re: Van Kampen Focus Portfolios, Municipal Series 355
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We have acted as counsel for Van Kampen Funds Inc., depositor of Van Kampen Focus Portfolios, Municipal Series 355 (the "Fund"), in connection with the issuance of units of fractional undivided interest (the "Units") in the several trusts of said Fund (the "Trusts") under a Trust Agreement dated August 2, 2001 (the "Indenture") between Van Kampen Funds Inc., as depositor, J.J. Kenny Co., Inc., as evaluator, Van Kampen Investment Advisory Corp., as supervior, and The Bank of New York, as trustee (the "Trustee").

         In this connection, we have examined the registration statement, the form of prospectus for each Trust proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent. For purposes of the following opinions, it is assumed that each asset of the Trusts is debt, the interest on which is excluded from gross income for federal income tax purposes.

         The Internal Revenue Service (the "Service") has an ongoing program of auditing tax-exempt obligations to determine whether, in the view of the Service, interest on such tax-exempt obligations is includible in the gross income of the owners thereof for federal income tax purposes. It cannot be predicted whether or not the Service will commence an audit of any of the Bonds. If an audit is commenced, under current procedures of the Service, holders of Units ("Unitholders") may have no right to participate in such procedure.

         Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

                   (i) Each Trust is not an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1, Internal Revenue Code of 1986 (the "Code").

                  (ii) Each Unitholder will be considered as owning a pro rata share of each asset of the respective Trust in the proportion that the number of Units of such Trust held by him bears to the total number of Units outstanding of such Trust. Under Subpart E, Subchapter J of Chapter 1 of the Code, income of each Trust will be treated as income of each Unitholder of the respective Trust in the proportion described, and an item of Trust income will have the same character in the hands of a Unitholder as it would have if the Unitholders directly owned the assets of the Trust. Accordingly, to the extent that the income of a Trust consists of interest and original issue discount excludable from gross income under Section 103 of the Code, such income will be excludable from Federal gross income of the Unitholders, except in the case of a Unitholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bonds or certain private activity bonds held by the respective Trust. In the case of such Unitholder who is a substantial user, interest received with respect to his Units attributable to such industrial development bonds or such private activity bonds is includable in his gross income. In the case of certain corporations, interest on the Bonds is included in computing the alternative minimum tax pursuant to Section 56(c) of the Code and the branch profits tax imposed by Section 884 of the Code with respect to U.S. branches of foreign corporations.

                 (iii) Gain or loss will be recognized to a Unitholder upon redemption or sale of his Units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the Units. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. Accordingly, Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. In addition, such basis will be increased by the Unitholder's aliquot share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond held by the Trust with respect to which there was original issue discount at the time the Bond was issued (or which was purchased with market discount) and reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust.

                  (iv) If the Trustee disposes of a Trust asset (whether by sale, payment on maturity, liquidation, redemption or otherwise) gain or loss is recognized to the Unitholder and the amount thereof is measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units, generally including sales charges, among each of the Trust assets (as of the date on which his Units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of accrued interest received by the Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on the Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller), must be reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust and must be increased by the Unitholder's share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond which, at the time the Bond was issued, had original issue discount (or which was purchased with market discount).

                   (v) In the case of any Bond held by the Trusts where the "stated redemption price at maturity" exceeds the "issue price", such excess shall be original issue discount. With respect to each Unitholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust, Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trusts the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect thereto will be treated as interest which is excludable from gross income under Section 103 of the Code.

                  (vi) We have examined the municipal bond unit investment trust insurance policies, if any, issued to certain of the Trusts on the Date of Deposit. Each such policy, or a combination of such policies, insures all bonds held by the Trustee for that particular Trust (other than bonds described in paragraph (vii)) against default in the prompt payment of principal and interest. In our opinion, any amount paid under each any such policy, or a combination of such policies, which represents maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the Issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds. Paragraph (ii) of this opinion is accordingly applicable to insurance proceeds representing maturing interest.

                 (vii) Certain bonds in the portfolios of certain of the Insured Trusts have been insured by the issuers thereof against default in the prompt payment of principal and interest (the "Insured Bonds"). Insurance has been obtained for such Insured Bonds, or, in the case of a commitment, the Bonds will be ultimately insured under the terms of such an insurance policy, which are designated as issuer Insured Bonds on the portfolio pages of the respective Trusts in the prospectus for the Fund, by the issuer of such Insured Bonds. Insurance on Insured Bonds is effective so long as such Insured Bonds remain outstanding. For each of these Insured Bonds, we have been advised that the aggregate principal amount of such Insured Bonds listed on the portfolio page for the respective Trust was acquired by the applicable Trust and are part of the series of such Insured Bonds listed in the aggregate principal amount. Based upon the assumption that the Insured Bonds of the Trust are part of the series covered by an insurance policy or, in the case of a commitment, will be ultimately insured under the terms of such an insurance policy, it is our opinion that any amounts received by the applicable Trust representing maturing interest on such Insured Bonds will be excludable from federal gross income if, and to the same extent as, such interest would have been so excludable if paid in normal course by the Issuer provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Insured Bonds, rather than the insurer, will pay debt service on the Insured Bonds. Paragraph (ii) of this opinion is accordingly applicable to such payment.

         Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units, and the price the Unitholder pays for his Units.

         Because the Trusts do not include any "private activity" bonds within the meaning of Section 141 of the Code issued on or after August 8, 1986, none of the Trust Funds' interest income shall be treated as an item of tax preference when computing the alternative minimum tax. In the case of corporations, the alternative minimum tax depends upon the corporation's alternative minimum taxable income ("AMTI") which is the corporation's taxable income with certain adjustments.

         Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) for taxable years beginning after 1989, is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trusts, and tax-exempt original issue discount.

         All taxpayers are required to disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

         Section 265 of the Code provides for a reduction in each taxable year of 100 percent of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either Section 585 or Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986, the interest on which is exempt from Federal income taxes for such taxable year. Under rules prescribed by Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986, will generally be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section 265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section 1016) of tax-exempt obligations acquired after August 7, 1986, bears to such average adjusted basis for all assets of the taxpayer.

         We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. However, these rules generally do not apply to interest paid on indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

         Tax-exempt bonds are subject to the market discount rules of the Code. In general, market discount is the amount (if any) by which the stated redemption price at maturity (or, in the case of a bond issued with original issue discount, its "revised issue price") exceeds an investor's purchase price subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Code, accretion of market discount is taxable as ordinary income. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues.

         Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of federal law. Ownership of Units may result in collateral federal income tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                                                               Very truly yours,


                                                              CHAPMAN AND CUTLER

MJK